GOL Receives ANAC Approval for Webjet Acquisition

São Paulo, September 21, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, yesterday (September 20, 2011) received approval from the National Civil Aviation Agency (ANAC) to conclude the acquisition of Webjet Linhas Aéreas S.A. by GOL Linhas Aéreas Inteligentes S.A., through its subsidiary VRG Linhas Aéreas S.A., in accordance with the Memorandum of Understanding executed on July 8, 2011.

As a result, the two companies will continue operating as two distinct entities, while awaiting the decision of CADE.

Contact

Investor Relations

Leonardo Pereira –CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations

Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.